FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
SECOND QUARTER EARNINGS RELEASE AND CONFERENCE CALL
Thursday, September 28, 2006 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

Vancouver, B.C. Canada, September 26, 2006 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, today announced that it will release second quarter earnings, before North American markets open, on the morning of Thursday, September 28, 2006.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Thursday, September 28, 2006 at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL: 1-416-850-9143.

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-915-1035 and reference the passcode 966356.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO® Energy Drinks, INFINITY® Health Water™, Country Harvest® Juices, Caesar’s® Cocktails and Cool Canadian® Mountain Spring Water.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™

©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com